UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2021

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of March 31, 2021.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on May 17, 2021 (the “2020 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).

Our liquefied gas carrier fleet currently consists of 38 vessels, 33 of which are semi- or fully-refrigerated handysize liquefied gas carriers, 10 of which are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. In addition, we have five 37,300 – 38,000 cbm midsize liquefied gas carriers, four of which are ethylene/ ethane-capable semi-refrigerated liquefied gas carriers. In addition, since April 2020, we collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool, which includes nine of the Company’s ethylene capable handysize vessels and five ethylene capable handysize vessels from Greater Bay Gas Co. Ltd.

Our handysize liquefied gas carriers typically transport LPG on short- or medium-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them capable of transporting petrochemicals on long routes, typically intercontinental. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

The construction of the Marine Export Terminal was completed in December 2020 with the commissioning of the 30,000 ton cryogenic storage tank and its entering into operations. The Marine Export Terminal has the capacity to export approximately one million tons of ethylene per year and provides the capability to load ethylene at rates of 1,000 tons per hour. The full post-tank commitments of the offtake agreements, which have minimum terms of five years, came into effect on January 1, 2021 and provide for a minimum of 938,000 tons of ethylene through the terminal annually.

Our Fleet

The following table sets forth our vessels as of July 31, 2021:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Spot Market	Ethane	—
Navigator Neptune*	2000	22,085	Repairs	Ethylene	—
Navigator Pluto	2000	22,085	Spot Market	—	—
Navigator Saturn*	2000	22,085	Spot Market	Ethane	—
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Spot Market	Butadiene	—
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Spot Market	Butadiene	—
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2022
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time Charter	Ethane	December 2021
Semi-refrigerated
Navigator Magellan	1998	20,928	Spot market	Propylene	—
Navigator Aries	2008	20,550	Time charter	LPG	November 2021
Navigator Capricorn	2008	20,600	Spot market	LPG	—
Navigator Gemini	2009	20,750	Spot market	Butadiene	—
Navigator Pegasus	2009	22,200	Time charter	Propylene	March 2022
Navigator Phoenix	2009	22,200	Time charter	LPG	May 2022
Navigator Scorpio	2009	20,665	Spot market	LPG	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,647	Time charter	LPG	December 2023
Navigator Libra	2012	20,647	Time charter	LPG	December 2023
Navigator Centauri	2015	22,000	Time charter	LPG	May 2022
Navigator Ceres	2015	22,000	Time charter	LPG	June 2022
Navigator Ceto	2016	22,000	Time charter	LPG	May 2022
Navigator Copernico	2016	22,000	Spot market	LPG	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time charter	LPG	August 2021
Navigator Galaxy	2011	22,500	Time charter	Ammonia	December 2021
Navigator Genesis	2011	22,500	Time charter	Ammonia	January 2022
Navigator Global	2011	22,500	Time charter	LPG	January 2022
Navigator Gusto	2011	22,500	Time charter	LPG	December 2021
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our nine owned vessels that operate within the Luna Pool

Recent Developments

Ultragas Transaction

On April 12, 2021, the Company announced the signing of a non-binding Letter of Intent with Ultranav to merge Ultragas’ fleet of 18 LPG carriers and associated business activities with the Company.

In connection with the proposed acquisition of Ultragas’ fleet, it is expected that Navigator would issue approximately 21.2 million new shares of its common stock to Ultranav, and assume Ultragas’ net debt of approximately $197 million, as well as its net working capital. After giving effect to the proposed issuance of its new shares of common stock to Ultranav, Navigator is expected to have a total of approximately 77.1 million shares of common stock outstanding, of which Ultranav would own approximately 27.5% and BW Group would own approximately 28.4%. The transaction is subject to the execution of a definitive share purchase agreement, approval by the boards of directors of both Navigator and Ultragas, Ultragas obtaining certain consents from its lenders, regulatory approvals and other customary closing conditions. The parties anticipate closing the transaction during the third quarter of 2021. There can be no assurance that a definitive share purchase agreement relating to the transaction will be executed or that the transaction will be completed on the terms anticipated or at all.

Ethylene Marine Export Terminal

The construction of the Marine Export Terminal was completed in December 2020. The Company made a final contribution of $4.0 million to the Export Terminal Joint Venture during the first quarter of 2021, taking the total contributions to $146.5 million for our 50% share of the capital cost of the Marine Export Terminal. The Company’s associated five-year terminal credit facility is now fully drawn at $69.0 million, following the drawdown for the final $4.0 million contribution and an additional $14.0 million that was also drawn during the first quarter of 2021 for general corporate purposes.

During February and March 2021, operation of the 16-mile pipeline carrying ethylene from caverns at Mont Belvieu, Texas to the Marine Export Terminal was suspended due to operational issues, impacting terminal volumes for those months. Those issues were remedied at the end of March and the pipeline resumed service.

Shipping Trends

Increased LPG and petrochemical gases exports, including ethylene, led to an increase in our fleet utilization and earnings early in the first quarter of 2021, with January 2021 utilization reaching pre-pandemic levels of 96%, in line with the same period last year. However, the winter storms inTexas, which affected large parts of North America during February 2021, shut down 80% of all U.S. ethylene production. Almost 100% of the ethylene producing plants in Texas and Louisiana were forced to abruptly cease operation, as they were not designed for a subzero climate and lacked winterization contingencies. As the underlying domestic demand for ethylene derivatives was largely unaffected, pricing for U.S. produced ethylene spiked, increasing from $733/MT in January 2021 to a peak of $1,270/MT in March 2021, which resulted in a negative price differential relative to the rest of the world.

February and March 2021 saw U.S. inventories of ethylene fully drawn, with the limited production going directly to domestic downstream processing, resulting in the terminal export volumes going from a near maximum capacity in January 2021 to a low in February and March 2021, which in turn had a negative impact on our ethylene fleet utilization. Our fleet utilization was reduced to approximately 84% for the two remaining months of the first quarter, resulting in an overall utilization of 88.2% for the first quarter of 2021.

U.S. ethane pricing was not materially impacted by the winter storms and it continued to be one of the most competitive feedstocks for the production of ethylene globally. While U.S. ethylene prices soared during the first quarter of 2021, they have now reduced from their peak, opening up arbitrage with both Europe and Asia, although it has taken a number of months longer than initially anticipated. June 2021 export volumes were close to the volumes in January 2021, and we anticipate exports for the remainder of the 2021 year to be at nameplate capacity of one million tons per annum pro-rata. The normalization of U.S. ethylene prices and consequently ethylene exports are adding to the positive sentiment going forward.

The newly commissioned Repauno LPG export terminal in New Jersey, exported its first seaborne handysize cargo during April 2021. This added an incremental LPG supply terminal for the handysize sector. During the same month, the Company entered into four 12 month timecharter contracts with Mitsui & Co. Energy Trading Singapore Pte. Ltd. to be used for Pembina Pipeline Corporation’s new LPG export facility at Prince Rupert, British Columbia, West Coast Canada. The four semi-refrigerated handysize vessels commenced their charters during the second half of May 2021, which will have a positive impact on the overall handysize sector, which encompasses only 119 vessels.

Results of Operations for the Three Months Ended March 31, 2020 Compared to the Three Months Ended March 31, 2021

The following table compares our operating results for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021	Percentage Change
	(in thousands, except percentages)
Operating revenues	$81,257	$80,508	(0.9%)
Operating revenues – Luna Pool collaborative arrangements	—	5,240	—

Total operating revenues	81,257	85,748	5.5%
Operating expenses:
Brokerage commissions	1,255	1,193	(4.9%)
Voyage expenses	17,544	15,616	(11.0%)
Voyage expenses – Luna Pool collaborative arrangements	—	4,132	—
Vessel operating expenses	27,406	26,992	(1.5%)
Depreciation and amortization	19,210	19,273	0.3%
General and administrative costs	6,508	6,280	(3.5%)
Other Income	—	(72)	—

Total operating expenses	$71,923	$73,414	2.1%

Operating income	$9,334	$12,334	32.1%
Foreign currency exchange gain on senior secured bonds	11,417	8	(99.9%)
Unrealized (loss)/gain on non-designated derivative instruments	(13,961)	547	(103.9%)
Interest expense	(11,540)	(8,961)	(22.3%)
Interest income	219	31	(85.8%)

(Loss)/Income before taxes and share of result of equity accounted joint ventures	$(4,531)	$3,959	(187.4%)
Income taxes	(168)	(145)	(13.7%)
Share of result of equity accounted joint ventures	(3,041)	(605)	(80.1%)

Net (loss)/income	$(7,740)	$3,209	(141.5%)
Net income attributable to non-controlling interest	(422)	(389)	(7.8%)
Net (loss)/income attributable to stockholders of Navigator Holdings Ltd.	$(8,162)	$2,820	(134.6%)

Operating Revenues. Operating revenues, net of address commissions, was $80.5 million for the three months ended March 31, 2021, a decrease of $0.7 million or 0.9% compared to $81.3 million for the three months ended March 31, 2020. This decrease was primarily due to:

•

an increase in operating revenues of approximately $3.3 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $667,830 per vessel per calendar month ($21,956 per day) for the three months ended March 31, 2021, compared to an average of approximately $634,350 per vessel per calendar month ($20,855 per day) for the three months ended March 31, 2020;

•

a decrease in operating revenues of approximately $1.5 million attributable to a decrease in vessel available days of 82 days or 2.4% for the three months ended March 31, 2021, compared to the three months to March 31, 2020, primarily due to an increase in the number of dry dockings undertaken during the three months ended March 31, 2021, compared to the three months ended March 31, 2020, as well as the effects of 2020 being a leap year;

•

a decrease in operating revenues of approximately $0.6 million attributable to a decrease in fleet utilization which was 88.2% for the three months ended March 31, 2021, compared to 89.0% for the three months ended March 31, 2020; and

•

a decrease in operating revenues of approximately $1.9 million primarily attributable to a decrease in pass through voyage costs, including additional canal transits for the three months ended March 31, 2021, compared to the three months ended March 31, 2020.

The following table presents selected operating data for the three months ended March 31, 2020 and 2021, which we believe are useful in understanding the basis for movement in our operating revenues.

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,458	3,420
Available days	3,432	3,350
Operating days	3,055	2,956
Fleet utilization	89.0%	88.2%
Average daily time charter equivalent rate (*)	$20,855	$21,956

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues	$81,257	$80,508
Voyage expenses	17,544	15,616

Operating revenues less Voyage expenses	63,713	64,892

Operating days	3,055	2,956
Average daily time charter equivalent rate	$20,855	$21,956

Operating Revenues – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the pool participants in accordance with the pooling agreement. Operating revenues—Luna Pool collaborative arrangements was $5.2 million for the three months ended March 31, 2021, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenues—Luna Pool collaborative arrangements for the three months ended March 31, 2020.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenues, was $1.2 million for the three months ended March 31, 2021, and $1.3 million for the three months ended March 31, 2020.

Voyage Expenses. Voyage expenses decreased by $1.9 million or 11.0% to $15.6 million for the three months ended March 31, 2021, from $17.5 million for the three months ended March 31, 2020. This decrease in voyage expenses is primarily due to a reduction in bunker prices and consumption for the three months ended March 31, 2021 compared to the three months to March 31, 2020.

Voyage Expenses – Luna Pool collaborative arrangements. Voyage expenses—Luna Pool collaborative arrangements were $4.1 million for the three months ended March 31, 2021, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting Voyage Expenses—Luna Pool collaborative arrangements from operating revenues—Luna Pool collaborative arrangements was that the other participant’s vessels in the Luna Pool contributed $1.1 million to our vessels during the first quarter of 2021. The Luna Pool became operational during the second quarter of 2020 and consequently there were no Voyage Expenses—Luna Pool collaborative arrangements for the three months ended March 31, 2020.

Vessel Operating Expenses. Vessel operating expenses decreased by $0.4 million or 1.5% to $27.0 million for the three months ended March 31, 2021, from $27.4 million for the three months ended March 31, 2020. Average daily vessel operating expenses decreased by $33 per vessel per day, or 0.4%, to $7,892 per vessel per day for the three months ended March 31, 2021, compared to $7,925 per vessel per day for the three months ended March 31, 2020.

Depreciation and Amortization. Depreciation and amortization increased by $0.1 million or 0.3% to $19.3 million for the three months ended March 31, 2021, from $19.2 million for the three months ended March 31, 2020. Depreciation and amortization included amortization of capitalized drydocking costs of $2.2 million and $2.1 million for the three months ended March 31, 2021 and 2020 respectively.

General and Administrative Costs. General and administrative costs decreased by $0.2 million or 3.5% to $6.3 million for the three months ended March 31, 2021, from $6.5 million for the three months ended March 31, 2020.

Other Income. Other income was $0.1 million for the three months ended March 31, 2021 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the three months ended March 31, 2020.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollars at the prevailing exchange rate as of March 31, 2021. The foreign currency gain on remeasurement was $8,000 for the three months ended March 31, 2021, as the Norwegian Kroner weakened against the U.S. Dollar, the exchange rate being broadly similar at NOK 8.5 to USD 1.0 as of March 31, 2021 and December 31, 2020 The foreign currency gain on remeasurement of $11.4 million for the three months ended March 31, 2020 was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 10.5 to USD 1.0 as of March 31, 2020 compared to NOK 8.8 to USD 1.0 as of December 31, 2019.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized gain on non-designated derivative instruments of $0.5 million for the three months ended March 31, 2021 relates to the fair value movements in our cross-currency interest rate swap and other interest rate swaps. The unrealized loss on our cross-currency interest rate swap for the three months ended March 31, 2020 was $14.0 million.

Interest Expense. Interest expense decreased by $2.5 million, or 22.3%, to $9.0 million for the three months ended March 31, 2021, from $11.5 million for the three months ended March 31, 2020. This is primarily as a result of a reduction in 3-month U.S. LIBOR interest rates.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended March 31, 2021, we had a tax charge of $145,000 compared to taxes of $168,000 for the three months ended March 31, 2020.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $0.6 million for the three months ended March 31, 2021, primarily as a result of a force majeure being declared for most of February and March 2021 due to mechanical integrity concerns on the pipeline carrying ethylene from the caverns at Mont Belvieu, Texas to the Marine export terminal. For the three months ended March 31, 2020, there was a loss of $3.0 million from the Marine Export Terminal relating to minimal throughput volumes and initial startup costs.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in October 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results for the three months ended March 31, 2021 and 2020.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of March 31, 2021, we had cash, cash equivalents and restricted cash of $85.2 million along with $37.6 million available to be drawn down on two of our secured revolving credit facilities and a $7.5 million unused letter of credit available to be drawn on the Terminal Facility to be used solely to make capital repayments on that facility. Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt as applicable, whichever is greater, which was $42.8 million, as of March 31, 2021. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities” and “—2017 Senior Unsecured Bonds” and “—2018 Senior Secured Bonds” below.

Included within cash, cash equivalents as of March 31, 2021, is an amount of $0.04 million relating to the cash belonging to the lessor VIE that is unavailable to the Company, but which we are required to consolidate under U.S. GAAP (December 31, 2020: $0.2 million). Please read Note 16—Variable Interest Entities to the unaudited condensed consolidated financial statements for additional information.

Our primary uses of funds are drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayment of bank loans. Capital contributions for the investment in the Export Terminal Joint Venture were a primary uses of funds, but these have now been completed. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and any further development of the Marine Export Terminal or other projects.

As of March 31, 2021, we had made total capital contributions to the Export Terminal Joint Venture of $146.5 million for our 50% share of the capital cost for the construction of the Marine Export Terminal. This includes a final capital contribution of $4.0 million made on January 21, 2021, funded by drawing down on the Terminal Facility. During the three months ended March 31, 2021, we received dividend distributions from the Export Terminal Joint Venture of $0.9 million which are presented as cash flows from investing activities. Please read Note 5— Investment in equity accounted joint ventures to the unaudited condensed consolidated financial statements for additional information.

We believe, given our current cash holdings, that if market conditions remain relatively stable throughout 2021, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account any existing capital commitments and debt service requirements. If market conditions worsen significantly due to the current pandemic of COVID-19 then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy, or may invest further in terminal infrastructures, such as expanding our existing Marine Export Terminal or other import or export terminals.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by (used in) operating, financing and investing activities for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
	(in thousands)
Net cash provided by operating activities	$18,642	$29,185
Net cash used in investing activities	(546)	(2,961)
Net cash used in financing activities	(17,999)	(246)

Net (decrease)/increase in cash, cash equivalents and restricted cash	$97	$25,978

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2021 increased to $29.2 million, from $18.6 million for the three months ended March 31, 2020, an increase of $10.6 million. This increase was primarily due to changes in working capital movements for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels every two and a half to three years. Drydocking each vessel takes approximately 30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Three of our vessels were drydocked during the three months ended March 31, 2021, with ten further vessels scheduled for drydocking during the remainder of 2021.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.0 million, the ten-year drydocking cost is approximately $1.3 million, and the 15 year and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities of $3.0 million for the three months ended March 31, 2021 primarily consisted of our investment of $4.0 million in capital contributions made to our Export Terminal Joint Venture, investment of $0.2 million in ballast water treatment systems which are being retrofitted on our vessels during dry dock to comply with the requirements of the Ballast Water Management Convention, offset by $0.8 million distributions received from equity accounted joint ventures and insurance recoveries on existing damage claims of $0.4 million.

Net cash used in investing activities of $0.5 million for the three months ended March 31, 2020 primarily consisted of our investment of $0.3 million in ballast water treatment systems and an increase of $0.3 million in our investment in the Export Terminal Joint Venture.

Financing Cash Flows. Net cash used in financing activities of $0.2 million for the three months ended March 31, 2021, relates to regular quarterly repayments on our secured term loan facilities of $16.4 million and an extemporaneous repayment of $1.8 million on the Navigator Aurora Facility held within our consolidated lessor VIE, offset by a final draw down of $18.0 million from the Terminal Facility.

Net cash used in financing activities of $18.0 million for the three months ended March 31, 2020, relates to regular quarterly repayments on our secured term loan facilities of $16.6 million and an extemporaneous repayment of $1.3 million on the Navigator Aurora Facility held with our consolidated lessor VIE.

Terminal Facility

General. On March 29, 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal, as summarized in the table below. For additional information regarding the Terminal Facility, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Terminal Facility” in the 2020 Annual Report.

The table below summarizes the Terminal Facility as of March 31, 2021:

Facility agreement date	Original Facility amount	Principal Amount outstanding *	Interest rate	Loan Maturity date
	(in millions)
March 2019	$75.0	65.9	U.S. LIBOR + 250 to 300 BPS	December 2025

*

On January 21, 2021, the Company drew down a final $18.0 million on the Terminal Facility, of which $4.0 million was a final contribution to the Export Terminal Joint Venture and $14.0 million available for general corporate purposes. In March 2021, the Company commenced making quarterly repayments of principal on the Terminal Facility.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan, being September 30, 2021.

Restrictive Covenants. Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to so cause such actions).

On May 6, 2021, the Company obtained a waiver from the lenders under the Terminal Facility, which is retrospective with effect from the date of its inception, to correct a technical inconsistency in the Terminal Facility, involving a restrictive covenant relating to taking affirmative action regarding the treatment of tax status of the borrower as a corporation for U.S. federal, state or local income tax purposes. The waiver requires among other things, within 90 days after the date of the waiver, the parties to the Terminal Facility, to amend the credit agreement and other loan documentation to remediate the inconsistency and to set aside and fund a tax reserve, based on an agreed periodic basis, of future tax liabilities. Management has concluded that it is probable that these requirements will be complied with within the required 90 days and therefore classification of the long term portion of the loan as non-current is appropriate.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the 2020 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of March 31, 2021:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Interest rate	Loan Maturity date
	(in millions)
January 20151	278.1	97.0	U.S. LIBOR + 270 BPS	March 2022-April 2023
October 2016	220.0	90.6	U.S. LIBOR + 260 BPS	November 2023
June 2017	160.8	98.9	U.S. LIBOR + 230 BPS	June 2023
March 2019	107.0	88.7	U.S. LIBOR + 240 BPS	March 2025

Facility agreement date	Original Facility amount	Principal Amount outstanding	Interest rate	Loan Maturity date
	(in millions)
September 2020	210.0	185.0	U.S. LIBOR + 250 BPS	September 2024
October 2019[2]	69.1	59.6	U.S. LIBOR + 185 BPS	October 2026

Total	$1,045.0	$619.8

1	The January 2015 facility tranches mature over a range of dates, from March 2022 to April 2023.

2

The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 16—Variable Interest Entities to the unaudited condensed consolidated financial statements for additional information.

Financial Covenants. The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•

the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•

the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.50 to 1.00 or 3.00 to 1.00; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%;

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2021, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities including with respect to the aggregate fair market value of our collateral vessels.

2018 Senior Secured Bonds

General. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 7—Senior Secured Bond to the unaudited condensed consolidated financial statements for additional information.

Security. The 2018 Bonds are secured by four of the Company’s ethylene capable semi-refrigerated liquefied gas carriers.

Interest. Interest on the 2018 Bonds is payable quarterly at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the 3-month LIBOR plus 6.608% throughout the life of the bond. Please read Note 9—Derivative Instruments Accounted for at Fair Value to the unaudited condensed consolidated financial statements for additional information.

Maturity. The 2018 Bonds will mature in full on November 2, 2023.

Optional Redemption. We may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million; and

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2021, we were in compliance with all covenants under the 2018 Bonds.

Restrictive Covenants. The 2018 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes a put option exercisable following a change in control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2020 Senior Unsecured Bonds

General. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on March 10 and September 10 of each year.

Maturity. The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.

Optional Redemption. We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par, from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $35.0 million; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2021, we were in compliance with all covenants under the 2020 Bonds.

Restrictive Covenants. The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60.0 million, unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, which was a newly formed special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. Please read Note 16—Variable Interest Entities to the unaudited condensed consolidated financial statements for additional information.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

Navigator Aurora Facility

In October 2019, the SPV, which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and the vessel, Navigator Aurora is pledged as security. Please read Note 6—Secured Term Loan Facilities and Revolving Credit Facilities to the unaudited condensed consolidated financial statements for additional information. The Navigator Aurora Facility bears interest at 3-month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. During the quarter an extemporaneous repayment of $1.8 million was made and as of March 31, 2021, there was $59.6 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2020, $61.4 million.)

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of March 31, 2021.

	Remainder of 2021	2022	2023	2024	2025	Thereafter	Total
		(in thousands)
Secured term loan facilities and revolving credit facilities	51,490	124,479	202,353	182,527	65,274	—	626,123
2020 Bonds	—	—	—	—	100,000	—	100,000
2018 Bonds	—	—	71,697	—	—	—	71,697
Navigator Aurora Facility	—	—	—	—	—	59,587	59,587
Office operating leases1	1,186	253	—	—	—	—	1,439

Total contractual obligations	$52,676	$124,732	$274,050	$182,527	$165,274	$59,587	$858,846

1

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022. The break option was exercised by the Company on April 22, 2021. This break option is recognized in the table above but has not been included as part of the right-of-use asset and lease liability associated with the lease. Please read Note 14—Operating Lease Liabilities to the unaudited condensed consolidated financial statements for additional information.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings, sale and leaseback of vessels and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to the 2020 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

The Company and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of U.S. LIBOR plus 185 to 270 basis points. A variation in U.S. LIBOR of 100 basis points would result in a variation of $6.9 million in annual interest paid on our indebtedness outstanding as of March 31, 2021, under the secured term loan and revolving credit facilities.

In July 2020, we entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”). Under these agreements, the notional amounts of the swaps are approximately 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month U.S. LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis.

In September 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with interest payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling and Polish Zloty; and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect on these costs would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

In November 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. Please read “2018 Senior Secured Bonds”. We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for both interest payments during the five-year tenor of the 2018 Bonds and for the principal repayment at maturity in November 2023. However, if the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the forecast future liability on the cross-currency interest rate swap. In the event the depreciation of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position. Please read Note 9—Derivative Instruments Accounted for at Fair Value to the unaudited condensed consolidated financial statements for additional information.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the approximate $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK-denominated 2018 Bonds due in 2023.

The cross-currency interest rate swap is remeasured to fair value at each reporting date. Please read Note 9—Derivative Instruments Accounted for at Fair Value to the unaudited condensed consolidated financial statements for additional information.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 38 vessels owned as of March 31, 2021, 19 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At March 31, 2021, no more than five of our vessels were employed by the same charterer.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K for the quarter ended March 31, 2021 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including trends or forecasts and statements concerning the anticipated transaction with Ultragas, the anticipated terms and benefits thereof and the anticipated timing of completion thereof. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include but are not limited to:

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions (including the anticipated transaction with Ultragas), business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate a material weakness in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture or the Luna Pool; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2020	March 31, 2021
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$59,271	$85,249
Accounts receivable, net of allowance for credit losses of $174, (December 31, 2020: $161)	14,451	30,363
Accrued income	20,073	4,006
Prepaid expenses and other current assets	22,015	21,626
Bunkers and lubricant oils	8,428	9,600
Insurance receivable	447	345
Amounts due from related parties	11,853	8,709

Total current assets	136,538	159,898
Non-current assets
Vessels, net	1,545,688	1,529,364
Property, plant and equipment, net	502	505
Intangible assets, net of accumulated amortization of $295 (December 31, 2020: $279)	277	205
Investment in equity accounted joint ventures	148,665	151,210
Derivative assets	—	263
Right-of-use asset for operating leases	5,701	5,422
Prepaid expenses and other non-current assets	2,037	1,402

Total non-current assets	1,702,870	1,688,371

Total assets	$1,839,408	$1,848,269

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$65,662	$83,541
Current portion of operating lease liabilities	1,276	1,286
Accounts payable	8,565	9,780
Accrued expenses and other liabilities	16,488	18,573
Accrued interest	3,398	1,361
Deferred income	11,604	16,235
Amounts due to related parties	229	215

Total current liabilities	107,222	130,991

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	552,595	536,265
Senior secured bond, net of deferred financing costs	69,580	69,636
Senior unsecured bond, net of deferred financing costs	98,158	98,257
Derivative liabilities	3,007	2,723
Operating lease liabilities, net of current portion	5,232	4,963
Amounts due to related parties	61,219	59,450

Total non-current liabilities	789,791	771,294

Total Liabilities	897,013	902,285
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,971,121 shares issued and outstanding, (December 31, 2020: 55,893,618)	559	560
Additional paid-in capital	593,254	593,552
Accumulated other comprehensive loss	(245)	(164)
Retained earnings	346,972	349,792

Total Navigator Holdings Ltd. stockholders’ equity	940,540	943,740
Non-controlling interest	1,855	2,244

Total equity	942,395	945,984

Total liabilities and stockholders’ equity	$1,839,408	$1,848,269

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31, (in thousands except share and per share data)
	2020	2021
Revenues
Operating revenues	$81,257	$80,508
Operating revenues – Luna Pool collaborative arrangements	—	5,240

Total operating revenues	81,257	85,748

Expenses
Brokerage commissions	1,255	1,193
Voyage expenses	17,544	15,616
Voyage expenses – Luna Pool collaborative arrangements	—	4,132
Vessel operating expenses	27,406	26,992
Depreciation and amortization	19,210	19,273
General and administrative costs	6,508	6,280
Other Income	—	(72)

Total operating expenses	71,923	73,414

Operating income	9,334	12,334
Other income/(expense)
Foreign currency exchange gain on senior secured bonds	11,417	8
Unrealized gain/(loss) on non-designated derivative instruments	(13,961)	547
Interest expense	(11,540)	(8,961)
Interest income	219	31

(Loss)/income before income taxes and share of result of equity accounted joint ventures	(4,531)	3,959
Income taxes	(168)	(145)
Share of result of equity accounted joint ventures	(3,041)	(605)

Net (loss)/income	(7,740)	3,209
Net income attributable to non-controlling interest	(422)	(389)

Net (loss)/income attributable to stockholders of Navigator Holdings Ltd.	$(8,162)	$2,820

(Loss)/earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.14)	$0.05
Weighted average number of shares outstanding:
Basic:	55,838,186	55,900,206
Diluted:	55,838,186	56,240,142

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31, (in thousands)
	2020	2021
Net (loss) / income	$(7,740)	$3,209
Other Comprehensive income / (loss):
Foreign currency translation income / (loss)	(80)	81

Total Comprehensive income / (loss):	$(7,820)	$3,290
Total Comprehensive Income / (loss) attributable to:
Stockholders of Navigator Holdings Ltd.:	$(8,242)	$2,901
Non-controlling interest	422	389

Total Comprehensive Income / (loss):	$(7,820)	$3,290

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

For the three months ended March 31, 2020:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of the new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 20, 2020	80,794	1	—	—	—	—	1
Net (loss) / income	—	—	—	—	(8,162)	422	(7,740)
Foreign currency translation	—	—	—	(80)	—	—	(80)
Share-based compensation plan	—	—	351	—	—	—	351

Balance as of March 31, 2020	55,907,438	$559	$592,361	$(411)	$339,253	$521	$932,283

For the three months ended March 31, 2021:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2020	55,893,618	$559	$593,254	$(245)	$346,972	$1,855	$942,395
Restricted shares issued March 17, 2021	85,098	1	—	—	—	—	1
Restricted shares cancelled January 1, 2021	(7,595)	—	—	—	—	—	—
Net income	—	—	—	—	2,820	389	3,209
Foreign currency translation	—	—	—	81	—	—	81
Share-based compensation plan	—	—	298	—	—	—	298

Balance as of March 31, 2021	55,971,121	$560	$593,552	$(164)	$349,792	$2,244	$945,984

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2020	Three Months ended March 31, 2021
	(in thousands)	(in thousands)
Cash flows from operating activities
Net (loss)/income	$(7,740)	$3,209
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Unrealized loss/(gain) on non-designated derivative instruments	13,961	(547)
Depreciation and amortization	19,210	19,273
Payment of drydocking costs	(1,380)	(2,652)
Amortization of share-based compensation	352	299
Amortization of deferred financing costs	1,074	828
Share of result of equity accounted joint ventures	3,041	605
Insurance claim receivable	(407)	(309)
Unrealized foreign exchange gain on senior secured bonds	(11,417)	(8)
Other unrealized foreign exchange gain	(7)	76
Changes in operating assets and liabilities
Accounts receivable	(659)	(15,912)
Bunkers and lubricant oils	(1,060)	(1,172)
Accrued income and prepaid expenses and other current assets	1,400	16,730
Accounts payable, accrued interest, accrued expenses and other liabilities	2,279	5,635
Amounts due to related parties	(5)	3,130

Net cash provided by operating activities	18,642	29,185

Cash flows from investing activities
Payments to acquire ballast water systems	(294)	(193)
Investment in equity accounted joint ventures	(355)	(4,000)
Distributions from equity accounted joint ventures	—	850
Purchase of other property, plant and equipment and intangibles	(15)	(29)
Insurance recoveries	118	411

Net cash used in investing activities	(546)	(2,961)

Cash flows from financing activities
Proceeds from the Terminal Facility	—	18,000
Issuance of secured term loan and revolving credit facilities	—	(26)
Issuance costs of refinancing of vessel to related parties	(18)	—
Repayment of financing of vessel to related parties	(1,341)	(1,774)
Issuance costs of Terminal Facility	(7)	—
Repayment of secured term loan facilities and revolving credit facilities	(16,633)	(16,446)

Net cash (used in) financing activities	(17,999)	(246)

Net increase in cash, cash equivalents and restricted cash	97	25,978
Cash, cash equivalents and restricted cash at beginning of period	66,130	59,271

Cash, cash equivalents and restricted cash at end of period	$66,227	$85,249

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$12,365	$9,986

Total tax paid during the period	$37	$—

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of March 31, 2021; the results of operations for the three months ended March 31, 2020 and 2021, the statement of stockholders’ equity for the three months ended March 31, 2020 and 2021, and cash flows for the three months ended March 31, 2020 and 2021. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary and are also consolidated (please read note 16—Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated in consolidation.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the 2020 Annual Report. There have been no material changes to these policies in the three months ended March 31, 2021, apart from the below:

On December 18, 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, which modifies ASC 740 – Income Taxes (“Topic 740”) to simplify the accounting for income taxes, by removing certain exceptions to the general principles in Topic 740 and improve consistent application by clarifying and amending existing guidance. The amendments to this standard are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued, with the amendments to be applied on a retrospective, modified retrospective or prospective basis, depending on the specific amendment. We adopted the new standard with effect from January 1, 2021, and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures for the three months ended March 31, 2021.

In January 2020, the FASB issued ASU 2020-01, Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815. The amendments in ASU 2020-01 make improvements related to the accounting for (1) an equity security under the measurement alternative before application or after discontinuation of the equity method of accounting and (2) forward contracts and purchased options to acquire an equity instrument that will be accounted for under Topic 323. The guidance is effective for annual and interim periods beginning after December 15, 2020, for public business entities and an entity may early adopt the guidance in any annual or interim period after issuance. We adopted the new standard with effect from January 1, 2021, and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures for the three months ended March 31, 2021.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with U.S. GAAP for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2020, included in the 2020 Annual Report. The results for the three months ended March 31, 2021, are not necessarily indicative of results for the full 2021 fiscal year or any other future periods.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848)—Reference Rate Reform on Financial Reporting. The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. This optional guidance may be applied prospectively from any date beginning March 12, 2020 but cannot be applied to modifications that occur after December 31, 2022. We do not currently have any contracts that have been changed to a new reference rate, but we will continue to evaluate our contracts and the effects of this standard on our consolidated financial position, results of operations, and cash flows prior to adoption.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)”, which provides guidance to simplify the issuer’s accounting for convertible debt instruments and, among other changes, eliminates some of the conditions for equity classification in for contracts in an entity’s own equity and requires enhanced disclosures surrounding the terms and features of convertible instruments. The guidance is effective for annual periods beginning after December 15, 2021, and interim periods within that annual period for public business entities and an entity may early adopt the guidance for annual periods beginning after December 15, 2020. We plan to adopt these amendments on January 1, 2022, and we do not expect this ASU to have a significant impact on our consolidated financial statements and disclosures, as we currently have no convertible debt instruments.

2.	Revenue Recognition

The Company receives its revenue streams from three different sources; vessels on time charters (which are accounted for as leases under Topic 842); voyage charters; and contracts of affreightment (“COA”) accounted for under Topic 606. Revenues from the Luna Pool collaborative arrangement are accounted for under ASC 808. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

In the case of voyage charters, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters. Payment from voyage charters and COAs is due upon discharge of the cargo at the discharge port. Since January 1, 2018, following adoption of ASU No. 2014-09, Revenue from Contracts with Customers, (“Topic 606”), our basis for revenue recognition for voyage charters and COAs has changed to recognize revenue on a load port to discharge port basis and determined percentage of completion for all voyage charters and COAs on a time elapsed basis. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port.

Under this revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs incurred to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis. Voyage charters and COAs have an expected duration of one year or less. The Company has applied optional exemptions on adoption of the revenue standard, as set out in Topic 606-10-50-14 to 14A, exempting the Company from disclosing the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as at the balance sheet date and the expectation of when the Company expects to recognize these amounts.

Prior to the adoption of Topic 606, under a voyage charter or a COA the revenue was recognized on a discharge-to-discharge basis in determining the percentage of completion commencing from the later of the charter party date and the date of completion of the previous discharge port until the following discharge port. We did not begin recognizing revenue until a charter had been agreed, even if the vessel had discharged its prior cargo and was sailing to the anticipated load port for its next voyage. The adoption of 606 had the effect of recognizing the revenue over a shorter period of time as the performance obligation commences from the loading of the cargo rather than from the inception of the contract.

In addition, accrued income relates to our conditional right to consideration for our completed performance under contracts and is recognized according to our performance. Contract liabilities or deferred income includes payments received in advance of performance under contracts and is recognized when performance under the respective contract has been completed.

For vessels contracted under time charters, the arrangements are for a specified period of time. The Company receives a fixed charter rate per on-hire day which is payable monthly in advance and revenue is recognized ratably over the term of the charter. Within our time charter arrangements key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer. We are responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs. As the charterer holds rights to determine how and when the vessel is used and is also responsible for voyage specific costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Time charters are therefore considered operating leases and since January 1, 2019 we apply the lease income recognition guidance in ASC 842 – Leases following the adoption of that standard. In addition, the Company has performed a qualitative analysis of each of its time charter contracts and concluded that the lease component is the predominant component as the charterer would attribute most value to the ability to direct the use of the vessel rather than to the technical and crewing services to operate the vessel which are add-on services. Accordingly, revenue from vessels under time charter arrangements is presented as a single lease component.

Operating revenues

The following table compares our operating revenues by the source of revenue stream for the three months ended March 31, 2020 and 2021:

	Three months ended March 31, (in thousands)
	2020	2021
Operating revenues:
Time charters	$50,695	$42,679
Time charters from Luna Pool collaborative arrangements	—	349
Voyage charters	30,562	37,829
Voyage charters from Luna Pool collaborative arrangements	—	4,891

Total operating revenues	$81,257	$85,748

Voyage Charter revenues: Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of March 31, 2021, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheets was $1.6 million (December 31, 2020: $11.4 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment. The amount of contract liabilities reflected within deferred income on the Company’s unaudited condensed consolidated balance sheets was $3.8 million (December 31, 2020: $1.6 million).

The opening and closing balance of receivables from voyage charters, including contracts of affreightment, was $3.3 million and $4.0 million, respectively, as of March 31, 2021 (December 31, 2020: $4.2 million and $3.3 million, respectively) and are reflected within net accounts receivable the Company’s unaudited condensed consolidated balance sheets.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $1.4 million as of March 31, 2021 (December 31, 2020: $1.5 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheets.

Time charter revenues:

As of March 31, 2021, 19 of the Company’s 38 vessels were subject to time charters, twelve of which will expire within one year, five of which will expire within three years and two which will expire after more than five years from the balance sheet date. (December 31, 2020: 19 of the Company’s 38 vessels, were subject to time charters, eleven of which will expire within one year, six which will expire within three years, and two which will expire after more than five years from the balance sheet date). The estimated undiscounted cash flows for committed time charter revenues expected to be received on an annual basis for ongoing time charters, as of each March 31, is as follows:

(in thousands)
Within 1 year:	$133,914
2 years:	$54,731
3 years:	$40,594
4 years:	$21,480
5 years:	$21,480
More than 5 years:	$21,513

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheets as of March 31, 2021 was $2.3 million (December 31, 2020: $8.4 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheets as of March 31, 2021, was $12.4 million (December 31, 2020: $10.0 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from March 31, 2021.

Revenues from Luna Pool collaborative arrangements

Revenues from the Luna Pool collaborative arrangements for the three months ended March 31, 2021, which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contract of affreightment, which are accounted for under Topic 606, in addition to revenues from time charters, which are accounted for under Topic 842. Please read Note 5— Investment in equity accounted joint ventures for additional information.

The Pool Participants manage and participate in the activities of the Luna Pool through an executive committee comprising equal membership from both Pool Participants. Certain decisions made by the executive committee as to the operations of the Luna Pool require the unanimous agreement of both participants with others requiring a majority of votes. At this time we control 66% of the votes. The Company’s wholly owned subsidiary, NGT Services (UK) Limited acts as commercial manager (“Commercial Manager”) to the Luna Pool.

Under the pool agreement, the Commercial Manager is responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager receives a fee based on the net revenues of the Luna Pool, which is levied on the Pool Participants, which was a net amount of $0.1 million, after the elimination of inter group income, for the three months ended March 31, 2021, and is presented as other income within our unaudited condensed consolidated statements of operations. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the three months ended March 31, 2020.

Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements, when two (or more) parties are active participants in the arrangement and exposed to significant risk and rewards dependent on the commercial success of the activity. Pool earnings (gross earnings of the pool less costs and overheads of the Luna Pool and fees to the Commercial Manager) are aggregated and then allocated to the Pool Participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risk and rewards dependent on the commercial success of the Luna Pool. We have concluded that the Company is an active participant due to its representation on the executive committee and the participation of the Commercial Manager, as is the other Pool Participant.

We have presented our share of net income earned under the Luna Pool collaborative arrangement across a number of lines in our unaudited condensed consolidated statements of operations. Our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool collaborative arrangement amounted to $5.2 million for the three months ended March 31, 2021 and is presented on the face of our unaudited condensed consolidated statements of operations within operating revenues – Luna Pool collaborative arrangements. The other Pool Participant’s share of pool net revenues generated by our vessels in the pool amounted to $4.1 million for the three months ended March 31, 2021 is presented on the face of our unaudited condensed consolidated statements of operations within voyage expenses – Luna Pool collaborative arrangements. The portion of the Commercial Manager’s fee which is due from the other Pool Participant is presented on the face of our unaudited condensed consolidated statements of operations as other income.

The Luna Pool became operational during the quarter ended June 30, 2020 and so there is no impact on the Company’s consolidated statements of operations for the three months ended March 31, 2020. The impact on our consolidated statements of operations for the three months ended March 31, 2021 was a recognition of operating revenues from Luna Pool collaborative arrangements of $5.2 million, and voyage expenses from Luna Pool collaborative arrangements of $4.1 million.

3.	Current Expected Credit Losses

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. The Company adopted this guidance as of January 1, 2020.

Using the modified retrospective method, reporting periods beginning after January 1, 2020, are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements. The total provision on transition was $0.1 million and has been presented as an adjustment to equity in the unaudited condensed consolidated statements of shareholders’ equity. For the amounts calculated for the Current Expected Credit Loss (“CECL”) model for the year ended December 31, 2020, since transition, the Company has recognized an expense in our unaudited condensed consolidated statements of operations. As the amount is immaterial, it is presented within general and administration costs rather than a separate line. For financial assets measured at amortized cost within the scope of Topic 326, we have separately presented on the statement of financial position the allowance for credit losses as a contra-asset that is deducted from the asset’s amortized cost basis.

Management has assessed the financial assets that fall under the scope of the new standard and have determined how to apply the model to each one. Cash, cash equivalents and restricted cash as insurance debtor amounts are considered to have negligible risk of loss based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure, and as such no impairment allowance has been recognized. Trade receivables are presented net of allowances for doubtful debt based on observable events and expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for doubtful accounts. The expected credit loss allowance is calculated using loss rates which reflect similar risk characteristics. Management have considered that trade receivables should be split into two pools with similar risk characteristics. Pool 1 consists of freight and recharge receivables for which management have made estimates of losses based on an aging matrix. Pool 2 consists of demurrage receivables where the percentage historical recovery/loss data over the last five years is utilized to model an estimate of expected credit losses.

Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances. Contract assets have been deemed as being at remote risk as there have been no historical contract assets recognized which were not subsequently invoiced to customers and paid. The risk of expected losses for these assets is deemed to be remote and an appropriate percentage of expected losses has been applied to the whole balance.

The activity in the allowance for credit losses for financial assets within the scope of ASU 2016-13 for the year ended December 31, 2020 and the three months ended March 31, 2021 was as follows:

(in thousands)
Balance as at December 31, 2019	$—
Allowance recognized on transition	151
Provision for expected credit losses during 2020	10

Balance as at December 31, 2020	$161
Current period provision for expected credit losses	13

Balance as at March 31, 2021	$174

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses which, amongst other things, clarifies that the receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the new leasing standard, ASC 842, which was adopted by the Company on January 1, 2019. The amendments relating to ASU 2016-13, Topic 326, were adopted on January 1, 2020, and did not have a material impact on our consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments which, amongst other things, clarifies certain aspects of accounting for credit losses, hedging activities and financial instruments, respectively. The amendments within ASU 2019-04 have various effective dates of adoption. The amendments relating to Topic 326 and Topic 825 were adopted on January 1, 2020, and did not have a material impact on our consolidated financial statements. The amendments within ASU 2019-04 relating to Topic 815, Derivatives and Hedging were effective from the first annual reporting period beginning after April 25, 2019. The Company adopted the amendments on January 1, 2020. The Company has no derivatives for which hedge accounting has been applied and as such, the amendments contained in this section of ASU 2019-04 are not applicable and there was no impact on our consolidated financial statements on adoption.

In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief which provides transition relief for entities adopting the credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, on adoption of ASU 2016-13, the fair value option for financial instruments that were previously recorded at amortized cost, are within the scope of the guidance in ASC 326-20, are eligible for the fair value option under ASC 825-20 and are not held-to-maturity debt securities. ASU 2019-05 is required to be adopted at the same time as ASU 2016-13. We adopted both ASU 2016-13 and ASU 2019-05 on January 1, 2020. The adoption of this amendment did not have a material impact on our consolidated financial statements or related disclosures.

In May 2019, the FASB issued ASU 2019-11, Financial Instruments—Credit Losses (Topic 326): Codification Improvements, which revises certain aspects of the new guidance on Topic 326 for credit losses. Matters addressed in this amendment include purchased credit-deteriorated assets, transition relief for troubled debt restructurings, disclosure relief for accrued interest receivable, and financial assets secured by collateral maintenance provisions. ASU 2019-11 is required to be adopted at the same time as ASU 2016-13. We adopted both ASU 2016-13 and ASU 2019-11 on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

4.	Vessels, net

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2020	$2,062,513	$39,654	$2,102,167
Additions	193	2,652	2,845
Write-offs of fully amortized assets	—	(1,654)	(1,654)

March 31, 2021	$2,062,706	$40,652	$2,103,358

Accumulated Depreciation
December 31, 2020	$536,436	$20,043	$556,479
Charge for the period	17,007	2,162	19,169
Write-offs of fully amortized assets	—	(1,654)	(1,654)

March 31, 2021	$553,443	$20,551	$573,994

Net Book Value
December 31, 2020	$1,526,077	$19,611	$1,545,688

March 31, 2021	$1,509,263	$20,101	$1,529,364

The cost and net book value of the 19 vessels that were contracted under time charter arrangements (please read Note 2—for additional information) was $1,097 million and $859 million, respectively, as of March 31, 2021 (December 31, 2020: $1,084 million and $839 million, respectively, for 19 vessels contracted under time charters)

The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities (please read Note 6 and Note 7 for additional information) was $1,345 million as of March 31, 2021 (December 31, 2020: $1,359 million)

The cost and net book value of vessels that are included in the table above and are subject to financing arrangements (please read Note 16—Variable Interest Entities for additional information) was $82.9 million and $70.3 million, respectively, as of March 31, 2021. (December 31, 2020: $82.9 million and $71.0 million, respectively).

5.	Investment in equity accounted joint ventures

Interests in joint ventures are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which joint control ceases.

As at December 31, 2020 and March 31, 2021, we had the following participation in investments that are accounted for using the equity method:

	December 31,	March 31,
	2020	2021
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Luna Pool Agency Limited. (“Pool Agency”)	50%	50%

Export Terminal Joint Venture

In January 2018, the Company announced the execution of definitive agreements creating a 50/50 joint venture with Enterprise Products Partners L.P. (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”). Enterprise Products Partners, L.P. is the sole managing member of the Export Terminal Joint Venture, and it is also the operator of the Marine Export Terminal. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes capitalized interest. The capitalized interest will be amortized over the useful life of the terminal. Subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which joint control ceases.

The Export Terminal Joint Venture is organized as a limited liability company and maintains separate ownership accounts, consequently we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the investee’s operating and financial policies. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly. Subsequent to initial recognition, the consolidated financial statements includes the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which joint control ceases.

As of March 31, 2021, we had contributed to the Export Terminal Joint Venture all of our expected share of the approximate $146.5 million capital cost for the construction of the Marine Export Terminal. On January 21, 2021, we made an expected final capital contribution of $4.0 million by drawing down on the Terminal Facility.

The table below represents the Company’s investment into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal, as of December 31, 2020 and March 31, 2021:

	2020	2021
	(in thousands)
Investment in equity accounted joint venture at January 1	$130,660	$148,665
Equity contributions to joint venture entity	17,000	4,000
Share of results	651	(605)
Distributions received from joint venture entity	—	(850)
Capitalized interest and deferred financing costs	354	—

Total investment in equity accounted joint venture at December 31 and March 31	$148,665	$151,210

Cumulative interest capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Marine Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of March 31, 2021, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture, was $6.3 million (December 31, 2020: $6.5 million). The costs amortized in the three months ended March 31, 2021 were $0.1 million (three months ended March 31, 2020: $0.09 million) and are presented in the share of result of the equity accounted joint ventures within the unaudited condensed consolidated statement of operations.

The Company has made an accounting policy election to apply the cumulative earnings approach outlined in ASC 230 – Statement of Cash Flows (“Topic 230”) to determine whether dividend distributions received from equity method investees are returns on investment or returns of investment and should be classified as cash flows from operating activities or investing activities respectively. Under the cumulative earnings method, we compare the cumulative distributions received to our cumulative equity in earnings from the investee, as adjusted for amortization of basis differences. We analyze dividends received in interim periods on a quarter-by-quarter basis, without consideration of the investee’s forecasted earnings. Cumulative distributions received up to the amount of cumulative equity in earnings represent returns on investment classified as cash flows from operating activities. Cumulative distributions received exceeding cumulative equity in earnings represent returns of investment classified as cash flows from investing activities.

During the three months ended March 31, 2021, we received dividend distributions from the Export Terminal Joint Venture of $0.9 million. These have been classified as returns of investment and are presented as investing cash inflows within the unaudited condensed consolidated statement of cash flows. No dividend distributions were received for the three months ended March 31, 2020 or for the year ended December 31, 2020.

Equity method losses, excluding amortized costs, of $0.5 million were recognized in the share of result of equity accounted joint ventures within the unaudited condensed consolidated statement of operations for the three months ended March 31, 2021 (three months ended March 31, 2020: losses of $3.0 million).

Impairment of Joint Venture

The equity method investment is reviewed for indicators of impairment when events or circumstances indicate the carrying amount of the investment may not be recoverable. When such indicators are present, we determine if the indicators are ‘other than temporary’ to determine if an impairment exists. If we determine that an impairment exists, a discounted cash flow analysis is carried out based on the future cash flows expected to be generated over the investment’s estimated remaining useful life. The resulting net present value is compared to the carrying value and we would recognize an impairment loss equal to the amount by which the carrying amount exceeds its fair value.

Considerations in identifying if indicators of impairment are present for the equity method investment include significant incidents that have resulted in the forecast future operating cash flows to be amended, such as significant market events that impact the terminal operations and cashflow, physical damage to assets, recurring financial losses for consecutive periods or changes to the Company’s equity holding in the investment. As of March 31, 2021, the aggregate carrying value of our investment in the Export Terminal Joint Venture was $151.2 million (December 31, 2020: $148.7 million). We believe that there are no events or circumstances that indicate that the value of the investment in the Export Terminal Joint Venture should be impaired as of March 31, 2021. Accordingly, no impairment charge has been recorded as of March 31, 2021 following the requirements of our U.S. GAAP impairment accounting policy.

Pool Agency

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. We refer to the Company and Greater Bay Gas Co. Ltd. collectively as the “Pool Participants”. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited, (“Pool Agency”) was established in May 2020. The pool participants jointly own the Pool Agency on an equal basis, and both have equal board representation. The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas Co. Ltd. as outlined by Accounting Standards Codification (“ASC”) 323 – Investments -Equity Method and Joint Ventures (“ASC 323”). The Company’s investment in the Pool Agency is accounted for as an equity investment in accordance with the guidance within ASC 810 – Consolidation and ASC 323. Therefore, we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the entity’s operating and financial policies.

As of March 31, 2021 and December 31, 2020, we have recognized the Company’s initial investment of one British pound in the Pool Agency within investments in equity accounted joint ventures on our unaudited condensed consolidated balance sheets. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

6.	Secured Term Loan Facilities and Revolving Credit Facilities

Terminal Facility

In March 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility was comprised of an initial construction loan, and following the final draw down during this quarter, converted to a term loan with a final maturity of December 31, 2025.

Following the conversion to a term loan, the Terminal Facility is subject to quarterly repayments of principal of between $3.1 million and $ 3.8 million. On March 31, 2021, the Company made its first repayment of principal amounting to $3.1 million. In addition, we had a $7.5 million unused letter of credit available to be drawn to be used solely to make capital repayments on the Terminal Facility.

On May 6, 2021, the Company obtained a waiver from the lenders under the Terminal Facility, which is retrospective with effect from the date of its inception, to correct a technical inconsistency in the Terminal Facility, involving a restrictive covenant relating to taking affirmative action regarding the treatment of tax status of the borrower as a corporation for U.S. federal, state or local income tax purposes. The waiver requires among other things, within 90 days after the date of the waiver, the parties to the Terminal Facility to amend the credit agreement and other loan documentation to remediate the inconsistency and to set aside and fund a tax reserve, based on an agreed periodic basis, of future tax liabilities. Management has concluded that it is probable that these requirements will be complied with within the required 90 days and therefore classification of the long term portion of the loan as non-current is appropriate.

The following table shows the breakdown of all secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2020 and March 31, 2021:

	December 31, 2020	March 31, 2021
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$67,936	$85,954
Less: current portion of deferred financing costs	(2,274)	(2,413)

Current portion of secured term loan facilities, net of deferred financing costs	$65,662	$83,541

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion*	$617,994	$599,756
Less: non-current portion of deferred financing costs	(4,183)	(4,041)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$613,811	$595,715

*

Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity.

7.	Senior Secured Bond

In November 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2. The 2018 Bonds are secured by four of the Company’s ethylene capable semi-refrigerated liquefied gas carriers.

On the same date, the Company entered into a cross-currency interest rate swap agreement with Nordea Bank Abp (“Nordea”), with a termination date of November 2, 2023, to run concurrently with the 2018 Bonds. The interest rate payable by the Company under this cross-currency interest rate swap agreement will be 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million. Please read Note 9—Derivative Instruments Accounted for at Fair Value for additional information.

The Company may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2018 Bond Agreement), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

The financial covenants each as defined within the 2018 Bond Agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million and (b) maintain a Group equity ratio of at least 30% (as defined in the 2018 Bond Agreement). At March 31, 2021, the Company was in compliance with all covenants for the 2018 Bonds.

The 2018 Bond Agreement provides that we may declare dividends not exceeding 50% of our cumulative consolidated net profits after taxes from January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2020 and March 31, 2021:

	December 31, 2020	March 31, 2021
	(in thousands)
Senior Secured Bond
Total Bond	$70,299	$70,291
Less deferred financing costs	(719)	(655)

Total Bond, net of deferred financing costs	$69,580	$69,636

8.	Senior Unsecured Bond

In September 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds which were due to mature in full on February 10, 2021 and become repayable on that date. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

The 2020 Bonds bear interest at a rate of 8.0% per annum and mature on September 10, 2025. Interest is payable semi-annually in arrears on March 10 and September 10.

The 2020 Bonds are redeemable by the Company, in whole or in part, at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par; from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additional financial covenants (each as defined within the bond agreement governing the 2020 Bonds (the “2020 Bond Agreement”)) are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $35.0 million; and (b) maintain a Group equity ratio (as defined in the 2020 Bond Agreement) of at least 30%. As of March 31, 2021, the Company was in compliance with all covenants for the 2020 Bonds.

The 2020 Bond Agreement provides that we may declare or pay dividends to shareholders provided that the Company maintains a minimum liquidity of $60.0 million, unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2020 and March 31, 2021:

	December 31, 2020	March 31, 2021
	(in thousands)
Senior Unsecured Bond
Total Bond	$100,000	$100,000
Less deferred financing costs	(1,842)	(1,743)

Total Bond, net of deferred financing costs	$98,158	$98,257

9.	Derivative Instruments Accounted for at Fair value

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange and interest rate movements.

The Company held no derivatives designated as hedges as of December 31, 2020 and March 31, 2021.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

On July 2, 2020, the Company entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”) with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis.

The interest rate swaps are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy.

The fair value of these non-designated derivative instruments is presented as a non-current asset in the Company’s unaudited condensed consolidated balance sheets at as March 31, 2021 (December 31, 2020: non-current liability) and the change in fair value is presented in the unaudited condensed consolidated statements of operations. As of March 31, 2021, the interest rate swaps had a fair value asset of $0.3 million (December 31, 2020: liability of $0.1 million) and unrealized gains of $0.2 million and $0.2 million on the fair value of the swaps with ING and SocGen respectively, for the three months ended March 31, 2021. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of March 31, 2021.

The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK denominated senior secured bonds (please read Note 7—Senior Secured Bond for additional information) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK denominated 2018 Bonds due to mature in 2023.

The cross-currency interest rate swap is remeasured to fair value at each reporting date and has been categorized as level two on the fair value measurement hierarchy.

The fair value of this non-designated derivative instrument is presented as a non-current liability in the Company’s unaudited condensed consolidated balance sheets and the change in fair value is presented in the unaudited condensed consolidated statement of operations. As of March 31, 2021, the cross-currency interest rate swap had a fair value liability of $2.7 million (December 31, 2020: $2.9 million) and an unrealized gain of $0.2 million for the three months ended March 31, 2021 (three months ended March 31, 2020: unrealized loss of $14.0 million).

The remeasurement to fair value has no impact on the cash flows at the reporting date. Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement at the reporting date. The Company has not offset the fair value of the derivative with the cash collateral account notwithstanding there is a master netting agreement in place. Please read Note 15—Cash, Cash Equivalents and Restricted Cash for additional information.

The fair values of our interest rate swap agreements and the cross-currency interest rate swap is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties, in addition to foreign exchange rates for the cross-currency swap agreement. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.

The fair value of our interest rate swap agreements and cross-currency interest rate swap agreement at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness and the forward foreign exchange rates respectively. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis and are carried at fair value as at December 31, 2020 and March 31, 2021:

		December 31, 2020	March 31, 2021
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	(2,896)	(2,723)
Interest rate swap agreements	Level 2	(111)	263

10.	Fair Value of Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company at March 31, 2021 and December 31, 2020 consist of cash, cash equivalents, and restricted cash and accounts receivable. The principal financial liabilities of the Company as of March 31, 2021 and December 31, 2020 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities, the 2020 Bonds and the 2018 Bonds.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The 2020 Bonds and the 2018 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to March 31, 2021. These trades are infrequent and therefore not considered to be an active market. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the prevailing exchange rate as at March 31, 2021 and December 31, 2020.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset on a quarterly basis. This has been categorized at level two on the fair value measurement hierarchy as at March 31, 2021.

The following table includes the estimated fair value and carrying value of those assets and liabilities where the fair value does not approximate to carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

		December 31, 2020		March 31, 2021
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2018 Bonds (note 7)	Level 2	(70,299)	(72,672)	(70,291)	(72,927)
2020 Bonds (note 8)	Level 2	(100,000)	(103,500)	(100,000)	(104,000)
Secured term loan facilities and revolving credit facilities (note 6)	Level 2	(685,930)	(685,930)	(685,710)	(685,710)

11.	Earnings per share

Basic earnings per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows calculation of both basic and diluted number of weighted average outstanding shares for the three months ended March 31, 2020 and 2021:

	Three months ended March 31,
	2020	2021
Basic and diluted (loss) / income available to common stockholders (in thousands)	$(8,162)	$2,820
Basic weighted average number of shares:	55,838,186	55,900,206
Effect of dilutive potential share options*:	—	339,936

Diluted weighted average number of shares	55,838,186	56,240,142

*

Due to a loss for the three months ended March 31, 2020, no incremental shares are included because the effect would be antidilutive. The number of potential dilutive shares excluded from the calculation for the three months ended March 31, 2020, is 349,936.

12.	Share-Based Compensation

On March 17, 2021, the Company granted 29,240 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $10.26 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 20,009 restricted shares to the

Executive Chairman of the Board and 35,849 restricted shares were granted to the officers and employees of the Company with a weighted average value of $10.26 per share. These restricted shares vest on December 31, 2021 and the third anniversary of the grant date, respectively.

During the three months ended March 31, 2021, 30,380 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $7.90 per share, vested at a fair value of $295,294. In addition, 91,942 shares that were granted in 2018 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $12.04, vested at a fair value of $893,676.

During the three months ended March 31, 2021, 7,595 shares awarded to a non-employee director in 2020 at a value of $7.90 were forfeited.

On March 19, 2020, the Company granted 37,975 restricted shares under 2013 Plan to non-employee directors with a weighted average value of $7.90 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 17,240 restricted shares to the Executive Chairman of the Board and 25,579 restricted shares to the officers and employees of the Company with a weighted average value of $7.90 per share. These restricted shares vest on December 31, 2021 and the third anniversary of the grant date, respectively.

During the year ended December 31, 2020, 27,125 shares that were granted to non-employee directors on March 20, 2019, under the 2013 Plan vested with a weighted average grant value of $11.06 per share, which had a fair value of $114,739. In addition, 62,763 shares that were granted in 2017 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $12.77, vested at a fair value of $265,487. In addition, in April and October 2020, 2,144 shares and 10,054 shares, respectively, previously granted to employees of the Company with a weighted average cost of grant of $11.54 per share were forfeited.

Restricted share grant activity for the year ended December 31, 2020 and the three months ended March 31, 2021 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2020	329,156	$11.68	1.38 years
Granted	79,172	7.90
Vested	(89,888)	12.25
Forfeited	(12,198)	11.54

Balance as of December 31, 2020	306,242	$10.54	0.93 years
Granted	85,098	10.26
Vested	(122,322)	11.01
Forfeited	(7,595)	7.90

Balance as of March 31, 2021	261,423	$10.30	1.22 years

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the unaudited condensed consolidated statement of operations over the period to the vesting date.

During the three months ended March 31, 2021, the Company recognized $297,594 in share-based compensation costs relating to share grants (three months ended March 31, 2020: $351,454). As of March 31, 2021, there was a total of $1,459,273 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2020: $1,002,608) which are expected to be recognized over a weighted average period of 1.22 years (December 31, 2020: 0.93 years).

Share options issued under the 2013 Plan are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movements in the existing share options during the year ended December 31, 2020 and the three months ended March 31, 2021 was as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2020	349,936	$21.39	—
Forfeited during the year	(10,000)	20.82	—

Balance as of December 31, 2020	339,936	21.40	$—
Forfeited during the period	—	—	—

Balance as of March 31, 2021	339,936	$21.40	$—

There were 339,936 share options that has vested and were exercisable at March 31, 2021 and December 31, 2020. The weighted average exercise price of the share options exercisable at March 31, 2021 and December 31, 2020 was $21.40.

The weighted-average remaining contractual term of options outstanding and exercisable at March 31, 2021 was 3.43 years (December 31, 2020: 3.67 years).

During the three months ended March 31, 2021 and 2020, the Company recognized no share-based compensation costs relating to options granted under the 2013 Plan.

13.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2021.

	Remainder of 2021	2022	2023	2024	2025	Thereafter	Total
		(in thousands)
Secured term loan facilities and revolving credit facilities	51,490	124,479	202,353	182,527	65,274	—	626,123
2020 Bonds	—	—	—	—	100,000	—	100,000
2018 Bonds	—	—	71,697	—	—	—	71,697
Office operating leases[1]	1,186	253	—	—	—	—	1,439
Navigator Aurora Facility	—	—	—	—	—	59,587	59,587

Total contractual obligations	$52,676	$124,732	$274,050	$182,527	$165,274	$59,587	$858,846

[1]

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022. The break option was exercised by the Company on April 22, 2021. This break option is recognized in the table above but has not been included as part of the right-of-use asset and lease liability associated with the lease. Please read Note 14—Operating Lease Liabilities for additional information.

The Company entered into a three-year lease for office space in New York that terminates in May 31, 2022. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from January 2017. The gross rent per year is approximately $60,000.

The weighted average remaining contractual lease term for the above three office leases on March 31, 2021, was 0.92 years.

14.	Operating Lease Liabilities

The Company’s unaudited condensed consolidated balance sheets include a right-of-use (“ROU”) asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s unaudited condensed consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia and New York which are denominated in various currencies. At March 31, 2021, the weighted average discount rate across the three leases was 5.56%.

At March 31, 2021, based on the remaining lease liabilities, the weighted average remaining operating lease term was 5.5 years (December 31, 2020: 5.6 years). The difference from the weighted average remaining contractual lease term of 0.92 years arises from the mutual break option on the London office lease.

Under ASC 842, which the Company adopted on January 1, 2019, the ROU asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities as at December 31, 2020 and March 31, 2021, is presented in the following table:

	December 31, 2020	March 31, 2021
	(in thousands)
One year	$1,572	$1,570
Two years	1,300	1,216
Three years	1,144	1,155
Four years	1,144	1,155
Five years	1,144	1,155
Six years and thereafter	1,222	946

Total undiscounted operating lease commitments	$7,526	$7,197
Less: Discount adjustment	(1,018)	(948)

Total operating lease liabilities	6,508	6,249
Less: current portion	(1,276)	(1,286)

Operating lease liabilities, non-current portion	$5,232	$4,963

15.	Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2020, and March 31, 2021:

	December 31, 2020	March 31, 2021
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$59,056	$85,205
Cash and Cash equivalents held by the lessor VIE	215	44
Restricted cash	—	—

Total cash, cash equivalents and restricted cash	$59,271	$85,249

Included within total cash, cash equivalents and restricted cash as of March 31, 2021, is an amount of $0.04 million relating to the cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP (December 31, 2020: $0.2 million). Please read Note 16—Variable Interest Entities for additional information.

16.	Variable Interest Entities

As of March 31, 2021, and December 31, 2020, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE (Variable Interest Entity) for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation. The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of March 31, 2021, of $130.1 million (December 31, 2020: $125.9 million) and $12.0 million (December 31, 2020: $9.5 million) respectively. These amounts have been included in the Company’s unaudited condensed consolidated balance sheets as of March 31, 2021, and December 31, 2020.

In October 2019, the Company entered a sale and leaseback to refinance one of its vessels, Navigator Aurora. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and prepaid hire representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of the December 2015 secured revolving credit facility. Simultaneous with this sale, the Company entered into a bareboat charter for the vessel for a period of up to 13 years, with purchase options at years 5, 7 and 10. The transaction does not meet the criteria to be accounted for as a sale under ASU. 2014-09, Revenue from Contracts with Customers (Topic 606), and therefore has been accounted for as a financing transaction.

Following the sale and leaseback refinancing transaction, Navigator Aurora is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Olso stock exchange. The Company does not hold any shares or voting rights in the lessor entity. Under U.S. GAAP the entity is considered to be a VIE. As of March 31, 2021, and December 31, 2020, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased Navigator Aurora from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. We have applied the guidance within Topic 810 – Consolidation and concluded that the Company has a variable interest in the SPV, the SPV is categorized under U.S. GAAP as a VIE, and the Company has concluded it is the primary beneficiary and under U.S. GAAP must therefore consolidate the SPV within its financial statements. The SPV was a VIE within the scope of the variable interest model as OCY Aurora Ltd. was formed as a Limited Liability Company, meets the definition of a legal entity in the Codification and none of the VIE scope exemptions in 810-10-15-12 or 810-10-15-17 apply. We have concluded that we have a variable interest in the SPV because the bareboat charter has fixed price call options to acquire Navigator Aurora from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at USD 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and effectively caps the SPV’s ability to benefit from the rewards of ownership.

The Company must evaluate whether we are the primary beneficiary of a VIE after concluding that the SPV is in the scope of the variable interest model, we have a variable interest in the entity and the SPV is a VIE. As outlined in ASC 810-10-25-38 an entity has a controlling financial interest in a VIE and must consolidate the VIE if it has both power and benefits, that is, it has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (power) and (2) the obligation to absorb losses or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). The Company has performed an analysis and concluded that the Company exercises power through the exercise of the call options in the lease agreement. The call options, although not an activity of the SPV, if exercised would significantly impact the SPV’s economic performance as the SPV owns no other revenue generating assets. The options transfer to the Company the right to receive benefits as they are struck at a predetermined price. The SPV is not able to benefit from and is protected from decreases in the value of the vessel. If the vessel’s market value declines (either due to market forces or the condition of the vessel), then the call option will provide the SPV protection up to the point where it would not be economically viable for the Company to exercise the option. In addition, the Company has the power to direct decisions over the activities and care of the vessel which directly impact its value such as for the day-to-day commercial, technical management and operation of the vessel. The Company may choose to appoint managers other than those named in the agreement to manage the vessel, to which the SPV must consent and which cannot be “unreasonably withheld”.

While we do not hold any equity investments in this lessor VIE, we have concluded that we are the primary beneficiary of the lessor VIE under U.S. GAAP and accordingly we are required to consolidate this lessor VIE into our financial results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity such as interest rates, maturity and repayment profiles. In consolidating the lessor VIE into our financial results, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the lessor VIE’s debt principal. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor VIE entity.

By virtue of the accounting principle of consolidation, transactions between consolidated entities are eliminated and accordingly the sale and leaseback refinancing transaction with OCY Aurora is not shown as a liability in the Company’s unaudited condensed consolidated balance sheets, being superseded by the Navigator Aurora Facility between OCY Aurora and Ocean Yield Malta Limited. Please read Note 17—Related Party Transactions for additional information. Under the sale and leaseback transaction we are committed to monthly principal payments until the year five purchase option which include interest payable at a rate of U.S. LIBOR plus 430 basis points per annum.

The lessor VIE had total assets and liabilities as of March 31, 2021 of $62.2 million and $59.9 million, respectively (December 31, 2020: $63.5 million and $61.7 million respectively) which have been included in the Company’s unaudited condensed consolidated balance sheets. The liabilities mainly consist of a seven year unsecured loan facility provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The loan facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and Navigator Aurora is pledged as security. Please read Note 17—Related Party Transactions for additional information.

The primary assets and liabilities of the lessor VIE that most significantly impact the Company’s unaudited condensed consolidated balance sheets and the financial statement line items in which they are presented as of December 31,2020 and March 31, 2021, are as follows:

	December 31, 2020	March 31, 2021
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$215	$44

Liabilities
Amounts due to related parties, current	$(229)	$(215)
Amounts due to related parties, non-current	(61,361)	(59,587)

Total liabilities	$(61,590)	$(59,802)

The most significant impact of the lessor VIE’s operations on the Company’s unaudited condensed consolidated statements of operations is interest expense of $0.3 million for the three months ended March 31, 2021 (March 31, 2020: $0.6 million). The primary impact of the lessor VIE’s cash flows on the Company’s unaudited condensed consolidated statements of cash flows is net cash used in financing activities of $1.8 million arising from a repayment of the Navigator Aurora facility for the three months ended March 31, 2021 (March 31, 2020: $1.3million).

17.	Related Party Transactions

The following table summarizes our transactions with related parties for the three months ended March 31, 2020 and 2021:

	March 31, 2020	March 31, 2021
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$—	$—
Ocean Yield Malta Limited	(631)	(315)

Total	$(631)	(315)

The following table sets out the balances with related parties as at December 31, 2020, and March 31, 2021:

	December 31, 2020	March 31, 2021
	(in thousands)
Receivables / (payables)
Luna Pool Agency Limited	$11,853	$8,709
Ocean Yield Malta Limited	(61,448)	(59,665)

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited, (“Pool Agency”) was established in May 2020. The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas Co. Ltd. The Company’s investment in the Pool Agency is accounted for as an equity investment. Please read Note 5— Investment in Equity Accounted Joint Ventures for additional information.

Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements, when two (or more) parties are active participants in the arrangement and exposed to significant risk and rewards dependent on the commercial success of the activity. For a description of our accounting policy in relation to collaborative arrangements, please read Note 2(a)— Basis of Presentation to the 2020 Annual Report.

Transactions with the Luna Pool collaborative arrangement

We have presented our share of net income earned under the Luna Pool collaborative arrangement across a number of lines in our unaudited condensed consolidated statements of operations. For revenues and expenses incurred specifically by the Company’s vessels and for which we are deemed to be the principal, these are presented gross on the face of our unaudited condensed consolidated statements of operations within operating revenues, voyage expenses and brokerage commissions. Our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool collaborative arrangement is presented on the face of our unaudited condensed consolidated statements of operations within operating revenues – Luna Pool collaborative arrangements. The other Pool Participant’s share of pool net revenues generated by our vessels in the pool is presented on the face of our unaudited condensed consolidated statements of operations within voyage expenses – Luna Pool collaborative arrangements. The portion of the Commercial Manager’s fee which is due from the other Pool Participant is presented on the face of our unaudited condensed consolidated statements of operations as other income.

The Luna Pool became operational during the quarter ended June 30, 2020. The impact on our unaudited condensed consolidated statements of operations for the three months ended March 31, 2021, was a recognition of operating revenues from Luna Pool collaborative arrangements of $5.2 million, voyage expenses from Luna Pool collaborative arrangements of $4.1 million and net income recognized from our participation in the Luna Pool of $1.1 million.

The following table summarizes our net income generated from our participation in the Luna Pool for the three months ended March 31, 2021:

Three months ended March 31, 2021
(in thousands)
Income / (expenses)
Time and Voyage charter revenues	$18,881
Time and Voyage charter revenues from Luna Pool collaborative arrangements	5,240
Brokerage commissions	(276)
Voyage expenses	(7,499)
Voyage expenses – Luna Pool collaborative arrangements	(4,132)

Total net operating income from the Luna Pool	12,214
Other income	72

Total net income from the Luna Pool	$12,286

Transactions with the Luna Pool Agency Limited

The Company’s related party balances with the Pool Agency consisted of the following at December 31, 2020 and March 31, 2021:

	December 31, 2020	March 31, 2021
	(in thousands)	(in thousands)
Receivables / (payables)
Other assets	$11,853	$8,709

Total assets	$11,853	$8,709

The net balance as of March 31, 2021 and December 31, 2020 is presented as amounts due from related parties on our unaudited condensed consolidated balance sheets and arises from amounts owed by the Pool Agency to the Company relating to working capital, pool distributions and voyage expenses for the Company’s vessels within the Luna Pool, offset by amounts received by the Company relating to hire and freight of the Company’s vessels within the Luna Pool.

Transactions with Ocean Yield Malta Limited

In October 2019, the Company sold Navigator Aurora to OCY Aurora Ltd. the (‘lessor VIE’), and subsequently leased back the vessel under a bareboat charter. Please read Note 16—Variable Interest Entities for additional information. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of Ocean Yield ASA, an entity listed on the Oslo stock exchange. While we do not hold any equity investments in this SPV, under U.S. GAAP we are deemed to be the primary beneficiary and we are required to consolidate this lessor VIE into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity.

In October 2019, OCY Aurora Ltd., which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is denominated in USD.

The Navigator Aurora Facility is a seven-year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd. and a wholly owned subsidiary of Ocean Yield ASA. The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and Navigator Aurora is pledged as security. We have no control over the bank loan arrangements negotiated by the parent of OCY Aurora Ltd, such as interest rates, maturity and repayment profiles. We have estimated the limit of the maximum amount of potential future payments under the guarantee to be $54.4 million. The likelihood of the Company having to make any payments under the guarantee is remote. The shipbroker appraised value of Navigator Aurora exceeded the borrowings outstanding under the Navigator Aurora Facility by approximately $15.9 million as of March 31, 2021 (December 31, 2020: $14.0 million). The fair value of the vessel is significantly greater than the amount of the senior bank loan it is pledged against, and therefore the guarantee made by the SPV to the lenders of the subordinated loan where OCY Malta Ltd is the borrower has negligible fair value.

The Navigator Aurora Facility bears interest at three-month U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of March 31, 2021, there was $59.6 million in borrowings outstanding under this facility which is presented in non-current liabilities on the Company’s unaudited condensed consolidated balance sheets (December 31, 2020: $61.4 million outstanding). OCY Aurora Ltd., the lessor VIE, is consolidated into our results and consequently, under U.S. GAAP, transactions with OCY Malta Limited are deemed to be related party transactions. A payment of $1.8 million was made against the Navigator Aurora facility for the three months ended March 31, 2021, as a single, non-contractual prepayment of the loan. This has been reflected as cash flows used in financing activities in our unaudited condensed consolidated statement of cash flows.

The following table sets out the Company’s related party transactions with Ocean Yield Malta Limited for the three months ended March 31, 2020 and 2021:

	March 31, 2020	March 31, 2021
	(in thousands)
Income / (expenses)
General and Administrative expenses	$(2)	$(4)
Interest Expense	(631)	(315)

Total	$(633)	$(319)

The following table sets out the Company’s related party balances with Ocean Yield Malta Limited as at December 31, 2020 and March 31, 2021:

	December 31, 2020	March 31, 2021
	(in thousands)
Receivables / (payables)
Accrued interest and trade payables	$(229)	$(215)
Navigator Aurora Facility, net of deferred financing costs	(61,216)	(59,447)
Other non-current payables	(3)	(3)

Total liabilities	$(61,448)	$(59,665)

18.	Subsequent events

Since the quarter end, a vessel, Navigator Neptune, suffered damage in the engine room which is expected to cause an impairment to the vessel of up to $2.0 million. This is the current assessment of the damages and may be subject to change on receipt of further information. All repair costs are expected to be recovered by our Hull & Machinery insurance, subject to a $0.1 million deductible.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 3, 2021	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer